# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Latigo Biotherapeutics, Inc., CIK 0002056611
CUSIP: 517954103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1300 Rancho Conejo Boulevard, Suite 305, Thousand Oaks, California (CA), 91320
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0001932516
Persons authorized to receive notices and communications: Amelia Stoj, 9200 Sunset Boulevard, Suite PH1, West Hollywood, California (CA), 90069, (203) 687-6536

## Reporting persons
- Foresite Capital Fund VI LP (CIK 0001932516): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,203,800; shared voting power 0; sole dispositive power 2,203,800; shared dispositive power 0; aggregate amount beneficially owned 2,203,800 (3.5% of the class)
  Comment: Note to Row 7: 2,203,800 shares, except that Foresite Capital Management VI, LLC ("FCM VI"), the general partner of Foresite Capital Fund VI LP ("Fund VI"), may be deemed to have sole power to vote these shares, and James B. Tananbaum ("Tananbaum"), the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 2,203,800 shares, except that FCM VI, the general partner of Fund VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 63,238,030 shares of common stock of Latigo Biotherapeutics, Inc. (the "Issuer") outstanding as of August 7, 2026, as set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission ("SEC") on August 7, 2026 (the "Prospectus").
- Foresite Capital Management VI, LLC (CIK 0002013341): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,203,800; shared voting power 0; sole dispositive power 2,203,800; shared dispositive power 0; aggregate amount beneficially owned 2,203,800 (3.5% of the class)
  Comment: Note to Row 7: 2,203,800 shares, all of which are directly owned by Fund VI. FCM VI, the general partner of Fund VI, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 2,203,800 shares, all of which are directly owned by Fund VI. FCM VI, the general partner of Fund VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 63,238,030 shares of common stock of the Issuer outstanding as of August 7, 2026, as set forth in the Prospectus.
- Foresite Capital Fund V, L.P. (CIK 0001792204): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,562,984; shared voting power 0; sole dispositive power 3,562,984; shared dispositive power 0; aggregate amount beneficially owned 3,562,984 (5.6% of the class)
  Comment: Note to Row 7: 3,562,984 shares, except that Foresite Capital Management V, LLC ("FCM V"), the general partner of Foresite Capital Fund V, L.P. ("Fund V"), may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 3,562,984 shares, except that FCM V, the general partner of Fund V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 63,238,030 shares of common stock of the Issuer outstanding as of August 7, 2026, as set forth in the Prospectus.
- Foresite Capital Management V, LLC (CIK 0001792206): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 3,562,984; shared voting power 0; sole dispositive power 3,562,984; shared dispositive power 0; aggregate amount beneficially owned 3,562,984 (5.6% of the class)
  Comment: Note to Row 7: 3,562,984 shares, all of which are directly owned by Fund V. FCM V, the general partner of Fund V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 3,562,984 shares, all of which are directly owned by Fund V. FCM V, the general partner of Fund V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 63,238,030 shares of common stock of the Issuer outstanding as of August 7, 2026, as set forth in the Prospectus.
- Foresite Capital Opportunity Fund V, L.P. (CIK 0001792205): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,414,544; shared voting power 0; sole dispositive power 3,414,544; shared dispositive power 0; aggregate amount beneficially owned 3,414,544 (5.4% of the class)
  Comment: Note to Row 7: 3,414,544 shares, except that Foresite Capital Opportunity Management V, LLC ("FCOM V"), the general partner of Foresite Capital Opportunity Fund V, L.P. ("Opportunity Fund V"), may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 3,414,544 shares, except that FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 63,238,030 shares of common stock of the Issuer outstanding as of August 7, 2026, as set forth in the Prospectus.
- Foresite Capital Opportunity Management V, LLC (CIK 0001792207): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 3,414,544; shared voting power 0; sole dispositive power 3,414,544; shared dispositive power 0; aggregate amount beneficially owned 3,414,544 (5.4% of the class)
  Comment: Note to Row 7: 3,414,544 shares, all of which are directly owned by Opportunity Fund V. FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 3,414,544 shares, all of which are directly owned by Opportunity Fund V. FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 63,238,030 shares of common stock of the Issuer outstanding as of August 7, 2026, as set forth in the Prospectus.
- James B. Tananbaum (CIK 0001581754): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 9,181,328; shared voting power 0; sole dispositive power 9,181,328; shared dispositive power 0; aggregate amount beneficially owned 9,181,328 (14.5% of the class)
  Comment: Note to Row 7: 9,181,328 shares, of which 2,203,800 shares are directly owned by Fund VI, 3,562,984 shares are directly owned by Fund V and 3,414,544 shares are directly owned by Opportunity Fund V. Tananbaum is the managing member of each of FCM VI, which is the general partner of Fund VI; FCM V, which is the general partner of Fund V; and FCOM V, which is the general partner of Opportunity Fund V. Tananbaum may be deemed to have sole power to vote the shares directly owned by Fund VI, Fund V and Opportunity Fund V.
  
  Note to Row 9: 9,181,328 shares, of which 2,203,800 shares are directly owned by Fund VI, 3,562,984 shares are directly owned by Fund V and 3,414,544 shares are directly owned by Opportunity Fund V. Tananbaum is the managing member of each of FCM VI, which is the general partner of Fund VI; FCM V, which is the general partner of Fund V; and FCOM V, which is the general partner of Opportunity Fund V. Tananbaum may be deemed to have sole power to dispose of the shares directly owned by Fund VI, Fund V and Opportunity Fund V.
  
  Note to Row 13: This percentage is calculated based upon 63,238,030 shares of common stock of the Issuer outstanding as of August 7, 2026, as set forth in the Prospectus.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Latigo Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1300 Rancho Conejo Boulevard, Suite 305, Thousand Oaks, California (CA), 91320
Comment: This Statement on Schedule 13D relates to the beneficial ownership of Common Stock of Latigo Biotherapeutics, Inc., a corporation organized under the laws of the state of Delaware ("Issuer"). This Schedule 13D is being filed by Foresite Capital Fund VI LP ("Fund VI"), Foresite Capital Management VI, LLC ("FCM VI"), Foresite Capital Fund V, L.P. ("Fund V"), Foresite Capital Management V, LLC ("FCM V"), Foresite Capital Opportunity Fund V, L.P. ("Opportunity Fund V"), Foresite Capital Opportunity Management V, LLC ("FCOM V") and James B. Tananbaum ("Tananbaum" and together with Fund VI, FCM VI, Fund V, FCM V, Opportunity Fund V and FCOM V, the "Reporting Persons").

## Item 2. Identity and Background
Name of person filing: The persons and entities filing this Schedule 13D are Fund VI, FCM VI, Fund V, Opportunity Fund V, FCOM V and Tananbaum. FCM VI, the general partner of Fund VI, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Fund VI. FCM V, the general partner of Fund V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Fund V. FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Opportunity Fund V. Tananbaum, the managing member of each of FCM VI, FCM V and FCOM V may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Fund VI, Fund V and Opportunity Fund V.
Residence or business address: The address of the principal place of business for each of Fund VI, FCM VI, Fund V, FCM V, Opportunity Fund V, FCOM V and Tananbaum is c/o Foresite Capital Management, LLC, 9200 Sunset Boulevard, Suite PH1, West Hollywood, CA 90069.
Present principal occupation or employment: The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of Fund VI, Fund V and Opportunity Fund V is to make investments in private and public companies. The principal business of FCM VI is to serve as the general partner of Fund VI, the principal business of FCM V is to serve as the general partner of Fund V and the principal business of FCOM V is to serve as the general partner of Opportunity Fund V. Tananbaum is the managing member of each of FCM VI, FCM V and FCOM V. Tananbaum is also a member of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Fund VI, Fund V and Opportunity Fund V is a Delaware limited partnership. Each of FCM VI, FCM V and FCOM V is a Delaware limited liability company. Tananbaum is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Direct Purchase of Series A-2 Convertible Preferred Stock

In September 2022, Fund V purchased an aggregate of 10,014,576 shares of Series A-2 Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 10,014,576 shares of Series A-2 Convertible Preferred Stock of the Issuer and Fund VI purchased an aggregate of 2,225,461 shares of Series A-2 Convertible Preferred Stock of the Issuer at a price of $0.89869 per share, or $20,000,009.70 in the aggregate.

In October 2023, Fund V purchased an aggregate of 10,014,576 shares of Series A-2 Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 10,014,576 shares of Series A-2 Convertible Preferred Stock of the Issuer and Fund VI purchased an aggregate of 5,007,289 shares of Series A-2 Convertible Preferred Stock of the Issuer at a price of $0.89869 per share, or $22,499,988.50 in the aggregate.

Direct Purchase of Series B Convertible Preferred Stock

In January 2025, Fund V purchased an aggregate of 1,907,280 shares of Series B Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 1,271,520 shares of Series B Convertible Preferred Stock of the Issuer and Fund VI purchased an aggregate of 3,178,801 shares of Series B Convertible Preferred Stock of the Issuer at a price of $1.5729 per share, or $9,999,989.23 in the aggregate.

In September 2025, Fund V purchased an aggregate of 953,640 shares of Series B Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 635,760 shares of Series B Convertible Preferred Stock of the Issuer and Fund VI purchased an aggregate of 1,589,400 shares of Series B Convertible Preferred Stock of the Issuer at a price of $1.5729 per share, or $4,999,998.10 in the aggregate.

Convertible Promissory Notes

In June 2026, the Issuer issued a convertible promissory note (the "Convertible Note") to Fund VI with a total principal amount of $3,500,000.00 in exchange for $3,500,000.00 in cash.

Reverse Stock Split and Conversion

On July 28, 2026, the Issuer effected a 1-for-6.42441 reverse stock split of its issued and outstanding Common Stock and convertible preferred stock, as a result of which Fund V held 3,117,664 shares of Series A-2 Convertible Preferred Stock of the Issuer; Opportunity Fund V held 3,117,664 shares of Series A-2 Convertible Preferred Stock of the Issuer; Fund VI held 1,125,823 shares of Series A-2 Convertible Preferred Stock of the Issuer; Fund V held 445,320 shares of Series B Convertible Preferred Stock of the Issuer; Opportunity Fund V held 296,880 shares of Series B Convertible Preferred Stock of the Issuer; and Fund VI held 742,201 shares of Series B Convertible Preferred Stock of the Issuer.

In connection with the closing of the Issuer's initial public offering on August 10, 2026 (the "Initial Offering"), each share of Series A-2 Convertible Preferred Stock and Series B Convertible Preferred Stock automatically converted into one share of Common Stock and the principal amount of the Convertible Note together with any accrued but unpaid interest automatically converted into shares of Common Stock upon the closing of the Initial Offering at a conversion price equal to the Initial Offering price of Common Stock.

Purchase in Initial Offering

In connection with the Initial Offering, Fund VI purchased 140,000 shares of the Issuer's Common Stock from the underwriters for $18.00 per share, or $2,520,000 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) on August 7. 2026 with the SEC (File No. 333-297518) (the "Prospectus").

Source of Funds

The source of the funds for all purchases and acquisitions by Fund VI, Fund V and Opportunity Fund V was from working capital.

No part of the purchase price was borrowed by Fund VI, Fund V or Opportunity Fund V for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 63,238,030 shares of common stock of the Issuer outstanding as of August 7, 2026, as set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of each of Fund VI, Fund V and Opportunity Fund V and the limited liability company agreement of each of FCM VI, FCM V and FCOM V, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the issuance of the Series A-2 Redeemable Convertible Preferred Stock and Series B-2 Redeemable Convertible Preferred Stock of the Issuer, Fund VI, Fund V, Opportunity Fund V and certain other investors entered into an Amended and Restated Investors' Rights Agreement dated January 28, 2025 (the "Rights Agreement"). The Rights Agreement grants to Fund VI, Fund V, Opportunity Fund V and certain other parties thereto certain rights including demand registration rights, piggyback registration rights and Form S-3 registration rights. Such registration rights will expire, with respect to any particular stockholder, upon the earliest to occur of: (a) the closing of a Deemed Liquidation Event (as defined therein) (b) such time after consummation of the IPO (as defined therein) as Rule 144 or another similar exemption under the Securities Act (as defined therein) is available for the sale of all of such holder's shares without limitation during a three-month period without registration; or (c) the fifth anniversary of the IPO (as defined therein). The rights set forth in the Rights Agreement are more fully described in the Prospectus and incorporated herein by reference.

Fund VI, Fund V and Opportunity Fund V entered into a letter agreement with Goldman Sachs & Co. LLC, Jefferies LLC, Leerink Partners LLC, Guggenheim Securities, LLC, as representatives of the underwriters, on July 22, 2026 (together, the "Lock-Up Agreements"). Pursuant to the Lock-Up Agreements, Fund VI, Fund V, Opportunity Fund V and Tananbaum agreed that they would not, during the period ending 180 days after the date set forth on the Prospectus and subject to limited exceptions, (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock (such shares of Common Stock, options, rights, warrants or other securities, collectively, the "Lock-Up Securities"), including without limitation any such Lock-Up Securities now owned or hereafter acquired by the undersigned, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above. Such Lock-Up Agreement is more fully described in the Prospectus and incorporated herein by reference.

Tananbaum, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. Such Indemnification Agreement is more fully described in the Prospectus and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT A Agreement of Joint Filing.

EXHIBIT B Amended and Restated Investors' Rights Agreement, filed on July 17, 2026 as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (File No. 333-297518), and incorporated herein by reference.

EXHIBIT C Form of Lock-Up Agreement, filed as Annex II to the Underwriting Agreement filed on August 4, 2026 as Exhibit 1.1 to the Issuer's Amendment No. 2 to Form S-1 Registration Statement (File No. 333-297518), and incorporated herein by reference.

EXHIBIT D Form of Indemnification Agreement, filed on July 17, 2026 as Exhibit 10.1 to the Issuer's Registration Statement on Form S-1 (File No. 333-297518), and incorporated herein by reference.

## Signatures
- Foresite Capital Fund VI LP: /s/ James B. Tananbaum, James Tananbaum, Managing Member of the General Partner (08/17/2026)
- Foresite Capital Management VI, LLC: /s/ James B. Tananbaum, James Tananbaum, Managing Member (08/17/2026)
- Foresite Capital Fund V, L.P.: /s/ James B. Tananbaum, James Tananbaum, Managing Member of the General Partner (08/17/2026)
- Foresite Capital Management V, LLC: /s/ James B. Tananbaum, James Tananbaum, Managing Member (08/17/2026)
- Foresite Capital Opportunity Fund V, L.P.: /s/ James B. Tananbaum, James Tananbaum, Managing Member of the General Partner (08/17/2026)
- Foresite Capital Opportunity Management V, LLC: /s/ James B. Tananbaum, James Tananbaum, Managing Member (08/17/2026)
- James B. Tananbaum: /s/ James B. Tananbaum, James B. Tananbaum (08/17/2026)